Miller & Martin PLLC
832 Georgia Avenue
Chattanooga, Tennessee 37402-2289
Phone: (423) 756-6600
Facsimile: (423) 785-8480

June 17, 2010

VIA EDGAR TRANSMISSION

Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:         Cornerstone Bancshares, Inc.
Registration Statement on Form S-1
Filed May 7, 2010
File No.  333-166625

Dear Mr. Webb:

Cornerstone Bancshares, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated June 3, 2010 containing comments on the Company’s above referenced Registration Statement on Form S-1 (the “Form S-1”), filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2010. On behalf of the Company, we have set forth below the responses of the Company to each of the comments set forth in your letter. The Company has today filed Amendment No. 1 to the Form S-1 with the Commission (the “Amendment”).

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Amendment.

Registration Statement on Form S-1

Fee Table

1.
Please revise the fee table to register the number of shares of common stock issuable upon conversion of the preferred stock. If you are relying on Rule 416 with respect to stock splits, stock dividends, or similar transactions, so indicate in a footnote to the fee table.

Response:

As reflected in the Amendment, we have revised the fee table to clarify that we are registering 3,000,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and, in accordance with Rule 416, such indeterminable additional shares as may be issued to prevent dilution resulting from stock splits, stock dividends, and similar transactions.

June 17, 2010

Risk Factors, page 10

2.
We think the disclosure in a number of your risk factors would be improved if it was quantified where quantifiable factors exist and/or examples were provided. Please revise. We also note that certain of your risk factors should be updated.

Response:

As reflected in the Amendment, we have revised a number of the risk factors to provide quantitative data where quantifiable factors exist, including with respect to the amount and percentage of our residential construction and land development loans, the amount of these loans that have been classified as substandard or doubtful, the balance of our allowance for loan losses, the balance of our foreclosed properties and recent changes to the same, and the aggregate outstanding balance of our holding company loans.

In addition, we have updated and clarified several risk factors, as well as related disclosure elsewhere in the Form S-1, where we believed it to be appropriate, including to discuss our timely compliance with the Action Plans to date, our establishment of a loan review committee to identify and categorize problem credits, our most recent provision for loan losses, the impact upon us of recent adverse economic conditions in our local markets, and recent financial regulatory reform legislation.

Description of the Series A Preferred Stock, page 39

3.
Please revise the introductory paragraph to indicate that all material features of the preferred stock are summarized in this section. Please confirm that all disclosure required by Item 2.02 of Regulation S-K is included. Also, please expand the “Ranking” subsection to address your liabilities, including deposits, and to indicate what would happen to the preferred stock if Cornerstone Community Bank went into receivership.

Response:

As reflected in the Amendment, we have revised the introductory paragraph of the section entitled “Description of the Series A Preferred Stock” to indicate that all material features of the Series A Preferred Stock are summarized in that section.  As requested, we hereby confirm that all disclosure required by Item 2.02 of Regulation S-K is included in the Amendment.  In addition, we have expanded the “Ranking” subsection to include the requested disclosure.

June 17, 2010

*           *           *           *

If you have any questions or require additional information with respect to the foregoing responses, please do not hesitate to contact me at (423) 785-8284.

Very truly yours,

/s/ W. Scott McGinness, Jr.

W. Scott McGinness, Jr.

cc:          Mr. Michael Seaman (via facsimile: (703) 813-6983)
Mr. Nathaniel F. Hughes (via email)